# Second Quarter 2020

## Financial Review







# ZIONS BANCORPORATION

July 20, 2020

# Forward-Looking Statements; Use of Non-GAAP Financial Measures

**Forward Looking Information**

These materials include “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and assumptions regarding future events or determinations, all of which are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, market trends, industry results or regulatory outcomes to differ materially from those expressed or implied by such forward-looking statements.

Without limiting the foregoing, the words “forecasts,” “targets,” anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “projects,” “should,” “would,” “targets,” “will” and the negative thereof and similar words and expressions are intended to identify forward-looking statements. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about future financial and operating results. Actual results and outcomes may differ materially from those presented, either expressed or implied, in these materials. Important risk factors that may cause such material differences include, but are not limited to, the effects of the spread of the virus commonly referred to as the coronavirus or COVID-19 (and other potentially similar pandemic situations) and associated impacts on general economic conditions on, among other things, our customers’ ability to make timely payments on obligations, fee income revenue due to reduced loan origination activity and card swipe income, operating expense due to alternative approaches to doing business, and so forth; the Bank’s ability to meet operating leverage goals; the rate of change of interest-sensitive assets and liabilities relative to changes in benchmark interest rates; the ability of the Bank to upgrade its core deposit system and implement new digital products in order to remain competitive; risks associated with information security, such as systems breaches and failures; and legislative, regulatory and economic developments. These risks, as well as other factors, are discussed in the Bank’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (SEC) and available at the SEC’s Internet site (https://www.sec.gov/). In addition, you may obtain documents filed with the SEC by the Bank free of charge by contacting: Investor Relations, Zions Bancorporation, N.A., One South Main Street, 11th Floor, Salt Lake City, Utah 84133, (801) 844-7637.

We caution you against undue reliance on forward-looking statements, which reflect our views only as of the date they are made. Except as may be required by law, Zions Bancorporation, N.A. specifically disclaims any obligation to update any factors or to publicly announce the result of revisions to any of the forward-looking statements included herein to reflect future events or developments.

**Use of Non-GAAP Financial Measures:**

This document contains several references to non-GAAP measures, including pre-provision net revenue and the “efficiency ratio,” which are common industry terms used by investors and financial services analysts. Certain of these non-GAAP measures are key inputs into Zions’ management compensation and are used in Zions’ strategic goals that have been and may continue to be articulated to investors. Therefore, the use of such non-GAAP measures are believed by management to be of substantial interest to the consumers of these financial disclosures and are used prominently throughout the disclosures. A full reconciliation of the difference between such measures and GAAP financials is provided within the document, and users of this document are encouraged to carefully review this reconciliation.

# Overview of How the Pandemic has Affected Zions Bancorporation

*Reduced earnings, strong capital, more than 10k new customers primarily from PPP loans, slow down of technology upgrades*

## ✓ *Earnings reduced due to reserve build, pension charge*

- Pre-Provision Net Revenue has increased modestly as revenue has declined but has been offset by significant expense reduction
- Provisions for loan losses elevated in anticipation of future credit loss
- Weaker performance: revenue from net interest income (excl. PPP loans), card swipe fee income, waived fees, less loan syndication activity
- Stronger performance: mortgage banking, noninterest expense

## ✓ *Capital remains strong*

- CET1 Capital Ratio has increased to an estimated 10.2% (from 10.0% in 1Q20)
- Buybacks have been suspended; warrant dilution permanently eliminated

## ✓ *Customers*

- Adding new customers – both from PPP program and from other sources – major retention efforts underway to keep these new customers
- PPP program a great success – helping to preserve many small businesses, expected to have a long-term major boost to reputation of the Bank

## ✓ *Technology*

- Some slowing in the trajectory of major technology upgrade initiatives (FutureCore, retail & small business digital banking replacement)
- Employees generally able to work from home – productivity levels not significantly affected


Hailey
AUTO CLINIC
610 S. Main St.
Hailey, ID 83333
NAPA AUTO PARTS
Zions Bank Rocks!
My Paycheck Protection Plan story . . .
• My bank said no chance
• You said no problem!
• In 5 hours, you opened an account
• In 24 hours, my application was submitted
• In 7 days, I received an SBA check for $20,000
• My business can breathe again
• Best customer service ever!
• Yes, I'm transferring ALL my money to Zions!
THANK YOU for going above and beyond to help small businesses in the valley during these unsettling times!
SELL YOUR STUFF!

# Second Quarter 2020 Financial Highlights

*Well-positioned to withstand downturn; quarterly earnings adversely impacted primarily by provision for credit losses*

## ✓ *Earnings and Profitability:*

- **$0.34** diluted earnings per share compared to $0.99 in 2Q19
- **$256 million** Pre-Provision Net Revenue
  - Adjusted PPNR(1) of $300 million, increased 2% over the prior year
- **$168 million** provision for credit loss, up from $21 million a year ago
- **$57 million:** Net Income Applicable to Common, down from $189 million a year ago
  - **$111 million:** year-over-year after-tax increase in provision expense
- Notable items (including episodic and non-recurring) include:
  - Pension termination-related expense (non-recurring): $28 million
  - Securities losses of $4 million
  - Credit valuation adjustment of negative $12 million on client-related interest rate swaps

## ✓ *Capital Strength:*

- **10.2%** Common Equity Tier 1 Ratio
- **11.8%** (CET1+ACL) / RWA

## ✓ *Credit quality (excluding PPP Loans):*

- **0.7%**: ratio of NPAs/Loan and leases and OREO
- **3.1%**: Classified Loans
- **25 basis points:** net charge-offs (annualized)
- **18%**: Increase in the allowance for credit loss ("ACL"), reflecting the continued impact on economic activity due to COVID-19
  - ACL increased to 1.9% of loans, from 1.6% in 1Q20
  - Allowance for Oil and Gas loans: 6.1% of related loans

## ✓ *SBA PPP Loans (through July 20):*

- **Approximately 47,000 loans worth ~$7 billion** (2)
- **Zions ranked 9th among all financial institutions** in PPP loans funded

## ✓ *Strong Cost Controls:*

- **72% decline** in interest expense over year-ago period
- **5% decline** in adjusted noninterest expense over year-ago period

(1) Adjusted for items such as severance, other real estate expense, pension termination-related expense, securities gains and losses and debt extinguishment costs. See Appendix for GAAP to non-GAAP reconciliation tables. (2) Approved loans – not all approved loans have been funded, and some (<5%) were cancelled or applications withdrawn.

# Diluted Earnings Per Share

*Continued adverse impact on EPS primarily from the COVID-19 related increase in the provision for credit losses*



Diluted Earnings per Share
$0.99
$1.17
$0.97
$0.04
$0.34
2Q19
3Q19
4Q19
1Q20
2Q20

## Notable Items:

- In 2Q20:
  - $0.13 per share adverse impact from pension termination-related expense
  - $0.06 per share adverse impact from a negative credit valuation adjustment on client-related interest rate swaps
  - $0.02 per share adverse impact from securities losses
- In 1Q20:
  - $0.05 per share adverse impact from a negative credit valuation adjustment on client-related interest rate swaps
  - $0.03 per share adverse impact from securities losses

# Adjusted Pre-Provision Net Revenue

*2% growth year-over-year from increases in loans and deposits, deposit pricing discipline and ongoing expense control*

## Adjusted PPNR(1)



($ millions)
$147
$175
$217
$259
$305
$294
$309
$275
$299
$300
4Q14
4Q15
4Q16
4Q17
4Q18
2Q19
3Q19
4Q19
1Q20
2Q20

## Adjusted PPNR and Provision for Credit Losses



($ millions)
$294
$21
$309
$10
$275
$4
$299
$258
$300
$168
2Q19
3Q19
4Q19
1Q20
2Q20
Adjusted pre-provision net revenue (PPNR)
Provision for Credit Losses

**Notable Items:**

- In 4Q19, $10 million adverse impact from the resolution of an operational issue
- In 4Q18, $4 million benefit from tax planning items related to the Tax Cut and Jobs Act

(1) Adjusted for items such as severance, provision for unfunded lending commitments, securities gains and losses and debt extinguishment costs. See Appendix for GAAP to non-GAAP reconciliation table.

ZIONS BANCORPORATION

# Loss-Absorbing Capital

*Common Equity Tier 1 capital plus the allowance for credit loss is strong relative to peers*



Common Equity Tier 1 Capital Ratio
Peers as of 2Q20
Peers as of 1Q20
12.4%
11.0%
10.2%
10.2%
9.8%
9.6%
9.5%
9.5%
9.5%
9.4%
9.4%
9.4%
9.3%
9.2%
9.0%
8.9%
8.9%
8.7%
EWBC
BOKF
ZION
WAL
FRC
CFG
CMA
PBCT
HBAN
FNB
FITB
ASB
FHN
MTB
WTFC
RF
KEY
SNV



CET1 Capital and Allowance for Credit Losses (1) / Risk Weighted Assets
CET1 Ratio
ACL/RWA
1.5%
12.4%
1.0%
11.0%
1.6%
10.2%
1.2%
10.2%
1.7%
9.6%
1.7%
9.5%
2.1%
8.9%
1.6%
9.4%
1.3%
9.5%
1.4%
9.4%
1.4%
9.3%
1.3%
9.4%
1.3%
9.2%
0.66%
9.8%
0.7%
9.5%
1.0%
8.9%
1.1%
8.7%
0.7%
9.0%
EWBC
BOKF
ZION
WAL
CFG
HBAN
RF
FITB
CMA
FNB
FHN
ASB
MTB
FRC
PBCT
KEY
SNV
WTFC

Note: (1) Zions Allowance for Credit Loss to Loan Ratio excluding PPP Loans was 1.88% in 2Q20. Regulatory capital ratios are Basel III for 2Q20 for Zions and other noted peer banks. Source: Company data and SNL Financial/S&P Global. Total Risk-Based Capital for Zions at 2Q20 was 13.5%

# Credit Quality

*Zions entered the COVID-19 economic downturn with very clean credit quality*

**All Ratios Exclude PPP Loans**

## Key Credit Metrics:

- Classified loans (3.1%)
- NPAs+90[(1)]/loans + OREO (0.74%)
- Annualized net loan losses:
  - 0.25% of average loans in 2Q20
  - 0.12% net charge-offs of average loans over the last 12 months

## Allowance for credit losses:

- 1.9% of total loans and leases ($912 million)
- 6.1% oil & gas related of balances ($151 million)

## Deferrals:

- 8.5% of loans and leases
- Requests for deferrals has generally stabilized

## Line utilization (revolvers): has generally returned to pre-pandemic levels



Credit Quality Ratios
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
NCOs / Loans (ann.)
Classified / Loans
NPAs +90/ Loans + OREO
ACL / Loans
2008Y
2009Y
2015Y
2016Y
2Q19
3Q19
4Q19
1Q20
2Q20
Global Financial Crisis
Oil & Gas Downturn
Improving Economy
Covid-19 Pandemic

(1) Nonperforming assets plus loans that were ≥ 90 days past due.
Note: Net Charge-offs/Loans ratio is annualized for all periods shown Nonperforming assets and classified loan ratios were averaged for the full year numbers, rather than using period-end ratios

# Credit Quality: Nonperforming Assets and Loan Loss Severity

*Due to strong collateral, when problems arise Zions generally experiences less severe loan losses*

## NPAs+90DPD / Loans+OREO

*Last 12 Months Average*



Peers as of 2Q20
Peers as of 1Q20
0.16%
0.37%
0.48%
0.53%
0.58%
0.59%
0.61%
0.69%
0.69%
0.72%
0.75%
0.78%
0.81%
0.83%
0.89%
0.95%
0.98%
1.34%
FRC
EWBC
SNV
CMA
ZION
PBCT
WAL
WTFC
CFG
FITB
FHN
HBAN
ASB
FNB
KEY
RF
BOKF
MTB

## Annualized NCOs / Nonaccrual Loans

*Five Year Average (3Q15 – 2Q20)*



3%
9%
11%
13%
14%
17%
25%
28%
28%
35%
36%
42%
44%
44%
51%
51%
70%
FRC
WAL
PBCT
FHN
ZION
BOKF
ASB
WTFC
EWBC
CMA
SNV
CFG
KEY
HBAN
FNB
RF
FITB

## Annualized NCOs / Nonaccrual Loans

*Fifteen Year Average (3Q05 – 2Q20)*



6%
17%
24%
29%
31%
37%
39%
41%
44%
46%
49%
54%
56%
60%
65%
66%
82%
FRC
PBCT
BOKF
ASB
ZION
CFG
CMA
FHN
WTFC
FNB
WAL
SNV
RF
KEY
EWBC
HBAN
FITB

Source: SNL Financial/S&P Global . Zions shown as of 2Q20. Calculated using the average of annualized quarterly results. Note: Survivorship bias: some banks that may have been included in Zions' peer group have been excluded due to their failed or merged status.

# Loan Portfolio – Select Industries with Elevated Risk Related to COVID-19 (C19ER)

*C19ER select industries are believed to be at higher risk, with strong collateral coverage and substantial amount of PPP loans*

## Select Industries with elevated risk (C19ER)

$4.2 billion (8.6%) of 2Q20 non-PPP loan balances


$ billions
CRE: Retail
$1.12
CRE: Hotel-Motel
$0.64
C&I: Tech Telecom Media
$0.47
C&I: Retail
$0.46
C&I: Ent. Rec.
$0.43
C&I: Transportation
$0.39
C&I: Csmr Svc
$0.23
C&I: Real Estate Construction
$0.21
C&I: Food Bev Mfg WS
$0.15
C&I: Cml Svc
$0.09

CRE = Commercial Real Estate; C&I = Commercial and Industrial

- Broad group of industries with significant growth in criticized rates during 1H20
- C19ER strengths:
  - Strong collateral coverage
  - Greater proportion of customers received PPP and other stimulus
- C19ER weakness:
  - Greater deferral and problem loan ratios
  - Some sectors (e.g. restaurants) struggled prior to COVID-19

## C19ER Compared with All Other Lending

(% of 2Q20 non-PPP loan balances)

| June 30, 2020 | C19ER | Oil & Gas | Other |
|---|---|---|---|
| Percent of Total Non-PPP Loans | 8.6% | 5.4% | 86.0% |
| Deferred or Modified | 29% | 1% | 7% |
| PPP thru ZION | 28% | 14% | 17% |
| Real Estate Secured | 66% | 9% | 67% |
| Median LTV | 52% | 59% | 59% |
| LTV >90% | 3% | 11% | 1% |
| Secured by non-RE | 31% | 87% | 24% |

(1) C19ER select industries with the most criticized loans include: regional and neighborhood shopping centers (excludes standalone structures), advertising/marketing, other telecommunications, motion picture/video, full-service restaurants/bars, amusement parks, sports teams, sporting goods, passenger airlines, museums, daycare, real estate agents, hotel operations, bakeries, hazardous waste.

# Loan Portfolio – Trends In Balance, Credit Quality and Line Utilization

*We have experienced generally stable credit quality trends outside of C19ER and Oil and Gas loans (data excludes PPP loans)*

**Loan Balances by Portfolio and Weighted Average Risk Grades**



$42.1
$43.2
$41.9
$4.2
$2.5
$4.3
$2.5
$4.2
$2.4
4Q19
1Q20
2Q20
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Weighted Average Risk Grade
C19 ER
Oil & Gas
Other

*Negative grade migration is more pronounced within C19ER portfolios*

**Classified and Nonaccruals**



3.1%
2.2%
2.2%
1.62%
0.72%
0.37%
4.2%
3.4%
1.4%
1.93%
0.66%
0.40%
12.3%
8.8%
2.89%
1.8%
1.55%
0.48%
4Q19
1Q20
2Q20
C19 ER
Oil & Gas
Other

**Line Utilization Rates(1)**



38.9%
47.3%
37.9%
43.3%
50.4%
41.8%
34.1%
51.0%
36.3%
4Q19
1Q20
2Q20

*Utilization rates have receded from their Q1 peaks in both C19ER and other portfolios*

**Net Charge-offs/Loans**



0.29%
0.48%
0.02%
0.06%
0.16%
0.00%
0.48%
0.00%
0.02%
4Q19
1Q20
2Q20

(1) Line Utilization refers to revolving loans only.

# Summary of Paycheck Protection Program Loans

*Zions ranked 9th in PPP loans approved as of June 30th and is ranked 37th in U.S. Deposit Market Share(1)*

| Loans Approved | Total SBA PPP Loans | Zions PPP Loans | % of Total |
|---|---|---|---|
| Number | 4,885,388 | 46,707 | 1.0% |
| Amount | $521.5 billion | $6.9 billion | 1.3% |
| Average Size | $107,000 | $148,623 | |

- Median size: <$35,000
- Average size: <$150,000
- Approximately 75% of loans were less than $100,000
- Greatest dollars extended to the Accommodation and Food Service industries

**Dollars of Approved Loans by Affiliate**


Zions 25%
Amegy 19%
CB&T 24%
Commerce Bank 5%
NBAZ 11%
NSB 9%
Vectra 7%

**New Customers**

- New Customers >10,000
- Amount: >$1 billion
- Median: ~$21,000
- Average: ~$91,000

(1) Source: S&P Global U.S. deposit market share as of 2019, including foreign banks doing business in the U.S., as well as credit unions; Source of SBA data is SBA PPP Report through 06/30/2020. SBA approved loans will not equal funded loans due to cancellations and time required between approval and funding

# Mortgage Origination Update

*Successes amid COVID-19 pandemic: Very Strong Mortgage Income*

**2019**

- Roll-out Zip mortgage

**2020**

- Enhanced Digital Fulfillment Process
- 86% of all applications taken digitally
- 25% reduction in turn-time allowing for record unit production in Q2

**2Q20**

- **Over $1B in Mortgage Originations – a record for this line of business**
  - Originations were up 57% YoY
  - Loan sales income up 3.2x YoY
  - Pipeline remains strong with $1.7B at the end of Q2 – up 56% YoY
  - Increased geographic distribution in 2020
- **Revenue increases for Mortgage year over year with modest increases in expenses and level staffing creates more efficient and profitable product line**
  - Cost per loan decreased 33% YoY
  - Credit is comparable to 2019's high quality production with FICO (avg: 762), LTV (avg: 67%), and DTI (avg: 32%); all the same or slightly improved relative to 2019


Record Funding
$655 m
$1.03 b
22%
31%
38%
40%
59%
2Q2019
3Q2019
4Q2019
1Q2020
2Q2020
HFI
HFS


Loan Sales Revenue
($ millions)
$3.1
$7.2
$4.3
$14.0
$12.9
2Q2019
3Q2019
4Q2019
1Q2020
2Q2020

# Net Interest Income

*Changes in interest rates and balance sheet composition impact net interest income performance*



Net Interest Income
Net Interest Margin
($ millions)
$569
$567
$559
$548
$563
3.54%
3.48%
3.46%
3.41%
3.23%
2Q19
3Q19
4Q19
1Q20
2Q20



Net Interest Margin
1Q20
2Q20
3.41%
-0.03%
MM and Securities
-0.43%
Loan Yields
-0.16%
Noninterest Bearing Sources of Funds
Interest Bearing Deposits
0.29%
Wholesale Fund and Other
0.15%
3.23%

# Average Loan and Deposit Growth

*Achieving slight non-PPP loan growth year-over-year in a slower economic environment, deposit growth aided by PPP funding*



Average Total Loans
Loan Yields
($ millions)
Average Total Loans Excluding PPP Loans, Yield: 3.90% in 2Q20
Average PPP Loans, Yield: 3.14% in 2Q20
$65,000
$60,000
$55,000
$50,000
$45,000
$40,000
$35,000
4.85%
4.75%
4.56%
4.42%
3.83%
2Q19
3Q19
4Q19
1Q20
2Q20



Average Total Deposits
Cost of Total Deposits
($ millions)
$65,000
$60,000
$55,000
$50,000
$45,000
$40,000
$35,000
0.49%
0.50%
0.44%
0.36%
0.15%
2Q19
3Q19
4Q19
1Q20
2Q20

# Interest Rate Sensitivity

*Zions is actively managing balance sheet sensitivity*

## Earnings at Risk Sensitivity [1]


−200 bps
−100 bps
+100 bps
+200 bps
In the down 100 and down 200 scenarios, models assume rates do not fall below zero
-1%
-1%
8%
13%

- Interest rate sensitivity reduced through interest rate hedges
  - $3.4 billion: Loan interest rate **swaps** as of Q2 2020 (1)
  - $4.5 billion: “In-the-money” **floors** embedded in loans
  - Zions purchased and retired $429 million of senior notes in 2Q20, which will provide 2 bps of positive support to NIM

## Total Deposit Betas


Assumed
Historical
−200 bps 1%
−100 bps 2%
+100 bps 18%
+200 bps 22%
Q2 2020 32%
Current Fed Cycle (-225 bps) 17%
Prior Fed Cycle (+225 bps) 18%

## Loan Reset Profile


Percent of Loans
46%
33%
1
16%
16%
27%
40%
11%
11%
≤ 3M
4-12M Libor
1-5 years
5+ years
Loans
After Hedging

Source: Company filings and S&P Global Market Intelligence; “Prior Fed Cycle” refers to 3Q15-2Q19, reflecting the lag effect of deposit pricing relative to Fed Funds rates. The “Current Fed Cycle” begins in 3Q19 to present.

(1) 12-month simulated impact of an instantaneous and parallel change in interest rates. For more information see the company’s latest Form 10-K.

# Noninterest Income

*Unchanged from the prior year, with strength in mortgage offset by lower activity-based fees*

**Customer-Related Fee Income [1]**



($ millions)
$130
$140
$134
$143
$130
2Q19
3Q19
4Q19
1Q20
2Q20

Customer-related fee income unchanged from the year ago period due to:

- Loan related fees and income, up 59% from prior year
  - Mortgage-related income was $13.0 million, up nearly 300% from the prior year quarter
- Retail and business banking fees, down 25% from prior year, primarily from lower insufficient funds fees
- Card fees were down 17% as purchase activity slowed due to the COVID-19 pandemic
- Capital markets product sales (interest rate swap sales and loan syndication fees), down 10% from prior year
- Wealth management and trust fees, stable from prior year despite decline in capital market asset values

(1) Reflects total customer-related noninterest income, which excludes items such as fair value and non-hedge derivative income, securities gains (losses), and other items, as detailed in the Noninterest Income table located in the earnings release.

# Noninterest Expense

*Continued focus on expense controls and streamlining*



Noninterest Expense
($ millions)
$424
$423
$415
$415
$472
$435
$408
$407
$430
$402
2Q19
3Q19
4Q19
1Q20
2Q20
NIE (GAAP)
Adjusted NIE (Non-GAAP)(1)

- Total noninterest expense increased 1% over the prior year period
- Total Adjusted noninterest expense declined 5% over the prior year period
- Notable items in 2Q20
  - Pension expense from termination of pension plan (+$28 million)
  - Salaries and employee benefits (-$7 million)
  - Travel, entertainment, donations and other miscellaneous items (-$6 million)
- 4Q19 included notable items of:
  - $22 million of severance costs
  - $15 million of restructuring costs
  - $10 million resolution of an operational issue

(1) Adjusted for items such as severance, provision for unfunded lending commitments, securities gains and losses and debt extinguishment costs. See Appendix for GAAP to non-GAAP reconciliation table.

# Allowance for Credit Loss

*Significant increase in reserve since January 1, 2020 due to expected economic impact related to COVID-19*

| Loan Segment / Security Type | % of 2Q20 Balance | Wtd Avg Remaining Life (years) | 1/1/2020 | 1Q20 | 2Q20 | Notes |
|---|---|---|---|---|---|---|
| ***Excluding*** PPP | | | **ACL / Loans** | **ACL / Loans** | **ACL / Loans** | |
| Commercial | 45% | 2.7 | 1.17% | 1.63% | 2.39% | 2.0% ACL excl O&G & PPP |
| Commercial Real Estate | 22% | 2.1 | 0.69% | 1.29% | 1.37% | |
| Consumer | 21% | 4.7 | 1.30% | 1.67% | 1.32% | Decrease from 1Q - less severe economic forecast in consumer real estate prices |
| **Total Excluding PPP** | **88%** | **3.0** | **1.08%** | **1.56%** | **1.88%** | |
| PPP | 12% | 0.9 | n/a | n/a | 0.03% | |
| **Total Loan Portfolio** | **100%** | **2.8** | **1.08%** | **1.56%** | **1.66%** | |
| HTM Securities | | | 0.03% | 0.04% | 0.04% | |
| Allowance for Credit Loss ($M) | | | $526 | $777 | $914 | |

# Appendix

- Financial Results Summary
- Balance Sheet Profitability and Efficiency
- Loan Growth
- Technology Initiatives
- Oil & Gas Portfolio Credit Quality and Portfolio Details
- GAAP to Non-GAAP Reconciliation

# Financial Results Summary

## *Solid and improving fundamental performance*

| *(Dollar amounts in millions, except per share data)* | Three Months Ended<br>June 30, 2020 | <br>March 31, 2020 | <br>December 31, 2019 |
|---|---|---|---|
| **Earnings Results:** | | | |
| Diluted Earnings Per Share | $ 0.34 | $ 0.04 | $ 0.97 |
| Net Earnings Applicable to Common Shareholders | 57 | 6 | 174 |
| Net Interest Income | 563 | 548 | 559 |
| Noninterest Income | 117 | 134 | 152 |
| Noninterest Expense | 430 | 408 | 472 |
| Pre-Provision Net Revenue - Adjusted (1) | 300 | 299 | 275 |
| Provision for Credit Losses | 168 | 258 | 4 |
| | | | |
| **Ratios:** | | | |
| Return on Assets(2) | 0.35 % | 0.08 % | 1.04 % |
| Return on Common Equity(3) | 3.3 % | 0.3 % | 10.1 % |
| Return on Tangible Common Equity(3) | 3.8 % | 0.4 % | 11.8 % |
| Net Interest Margin | 3.23 % | 3.41 % | 3.46 % |
| Yield on Loans | 3.83 % | 4.42 % | 4.56 % |
| Yield on Securities | 2.20 % | 2.34 % | 2.33 % |
| Average Cost of Total Deposits(4) | 0.15 % | 0.36 % | 0.44 % |
| Efficiency Ratio (1) | 57.3 % | 57.7 % | 61.3 % |
| | | | |
| Effective Tax Rate | 19.5 % | 12.5 % | 22.1 % |
| | | | |
| Ratio of Nonperforming Assets to Loans, Leases and OREO | 0.62 % | 0.56 % | 0.51 % |
| Annualized Ratio of Net Loan and Lease Charge-offs to Average Loans | 0.23 % | 0.06 % | 0.18 % |
| | | | |
| Common Equity Tier 1 Capital Ratio | 10.2% | 10.0 % | 10.2 % |

(1) Adjusted for items such as severance, provision for unfunded lending commitments, securities gains and losses and debt extinguishment costs. See Appendix for GAAP to non-GAAP reconciliation tables.
(2) Net Income before Preferred Dividends or redemption costs used in the numerator
(3) Net Income Applicable to Common used in the numerator
(4) Includes noninterest-bearing deposits

# Balance Sheet Profitability

*Zions' profitability in 2Q20 continued to be impacted by the increase in the provision for credit losses due to the expected economic impact of the COVID-19 pandemic*



Return on Assets
0.57%
0.68%
0.88%
0.74%
1.34%
1.14%
1.25%
1.04%
0.08%
0.35%
4Q14 4Q15 4Q16 4Q17 4Q18 2Q19 3Q19 4Q19 1Q20 2Q20



Return on Tangible Common Equity
5.0%
6.2%
8.4%
7.4%
14.5%
12.7%
14.2%
11.8%
0.4%
3.8%
4Q14 4Q15 4Q16 4Q17 4Q18 2Q19 3Q19 4Q19 1Q20 2Q20

In 2Q20:

- Increase in LQ profitability attributable to the decline in the provision expense, interest rates paid on deposits and cost of borrowings. The YoY decline in profitability is almost entirely attributable to the increase in the provision for credit losses
- Other notable items included the adverse impact from a credit valuation adjustment on client-related interest rate swaps and a pension termination expense

# Efficiency Ratio

*Substantial improvement since 2014 driven by both revenue growth and expense control*


74.1%
69.6%
64.5%
61.6%
57.8%
59.0%
57.3%
61.3%
57.7%
57.3%
4Q14
4Q15
4Q16
4Q17
4Q18
2Q19
3Q19
4Q19
1Q20
2Q20

- The efficiency ratio[(1)] in 2Q20 was 57.3%, compared to 59.0% in the year ago period
- Long term: committed to further improvement of the efficiency ratio

(1) Defined as noninterest expenses as a percentage of net revenue, adjusted for items such as severance, provision for unfunded lending commitments, securities gains and losses and debt extinguishment costs. See Appendix for GAAP to non-GAAP reconciliation table

# Loan Growth

*Solid loan growth achieved in certain targeted growth categories*

## Year-over-Year Loan Balance Growth

*Total Loans: +13%*



Note: Circle size indicates relative proportion of loan portfolio as of 2Q20
Growth Rate: Year over Year
80%
70%
60%
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
Municipal, 23.1%
O&G, 8.1%
Home Equity, -2.5%
Other, -7.3%
C&D, -9.3%
Owner Occupied , 3.3%
Term CRE, 4.0%
1-4 Family, -0.6%
C&I (ex-O&G), -8.0%
$0
$5
$10
$15
Size of the Portfolio, in billions of dollars

Note: "Other" loans includes certain consumer loans such as credit cards and homeowner construction.

# Loan Growth - by Bank Brand and Loan Type

## Period-End Year over Year Loan Growth (2Q20 vs. 2Q19)

| *(in millions)* | Zions Bank | Amegy | CB&T | NBAZ | NSB | Vectra | CBW | Other | Total |
|---|---|---|---|---|---|---|---|---|---|
| C&I (ex-Oil & Gas) | (701) | (332) | 216 | (170) | 71 | (70) | (32) | - | (1,018) |
| SBA PPP | 1,686 | 1,302 | 1,576 | 707 | 594 | 469 | 356 | - | 6,690 |
| Owner occupied | (2) | 43 | 94 | 41 | 53 | (11) | 37 | - | 255 |
| Energy (Oil & Gas) | 50 | 120 | 4 | (3) | - | 27 | - | - | 198 |
| Municipal | 185 | 82 | 82 | 84 | (21) | 14 | 4 | 46 | 476 |
| CRE C&D | 43 | (66) | (95) | (15) | 3 | (59) | (53) | - | (242) |
| CRE Term | 156 | 110 | 79 | (40) | 29 | 57 | (22) | - | 369 |
| 1-4 Family | (50) | 38 | 12 | (9) | (32) | (15) | 9 | - | (47) |
| Home Equity | (103) | 20 | 23 | 5 | (12) | 8 | (14) | - | (73) |
| Other | (47) | (34) | 15 | 1 | (17) | (9) | (4) | (1) | (96) |
| Total net loans | **1,217** | **1,283** | **2,006** | **601** | **668** | **411** | **281** | **45** | **6,512** |

## Period-End Linked Quarter Loan Growth (2Q20 vs. 1Q20)

| *(in millions)* | Zions Bank | Amegy | CB&T | NBAZ | NSB | Vectra | CBW | Other | Total |
|---|---|---|---|---|---|---|---|---|---|
| C&I (ex-Oil & Gas) | (566) | (431) | (307) | (61) | (6) | (74) | (70) | 1 | (1,514) |
| SBA PPP | 1,686 | 1,302 | 1,576 | 707 | 594 | 469 | 356 | - | 6,690 |
| Owner occupied | (20) | (15) | 39 | (15) | 37 | 1 | 11 | - | 38 |
| Energy (Oil & Gas) | 49 | (23) | 4 | 1 | - | 19 | - | - | 50 |
| Municipal | 36 | 7 | 8 | 23 | (3) | (5) | (14) | - | 52 |
| CRE C&D | 76 | 90 | 34 | (16) | 18 | (104) | 12 | - | 110 |
| CRE Term | 25 | 13 | 22 | (6) | (1) | 103 | (53) | - | 103 |
| 1-4 Family | (57) | (34) | (27) | (19) | (8) | (21) | (5) | (3) | (174) |
| Home Equity | (48) | (8) | (17) | (9) | (10) | (11) | 1 | - | (102) |
| Other | (14) | (30) | 1 | (2) | (9) | 3 | (1) | 1 | (51) |
| Total net loans | **1,167** | **871** | **1,333** | **603** | **612** | **380** | **237** | **(1)** | **5,202** |

Note: National Real Estate (NRE) is a division of Zions Bank with a focus on small business loans with low LTV ratios, which generally are in line with SBA 504 program parameters. "Other" loans includes municipal and other consumer loan categories. Totals shown above may not foot due to rounding.

# Average Commercial Loans

*Commercial loans excluding PPP Loans experienced 3% growth year-over-year*


Average Commercial Loans Excluding PPP Loans
Loan Yields
($ millions)
$35,000
$30,000
$25,000
$20,000
$15,000
4.94%
4.83%
4.65%
4.53%
4.05%
2Q19
3Q19
4Q19
1Q20
2Q20

ZIONS BANCORPORATION

# We Have Furthered our Digital Capabilities Meaningfully Over the Last Several Years

COMMERCIAL | SMALL BUSINESS | AFFLUENT | CONSUMER

**CUSTOMER FIRST AND EMPOWERING BANKERS**

✓ Treasury Internet Banking 2.0 *2018-2019*
$10B Demand Deposits
$100MM Fee Income

Online and Mobile Banking Replacement *2021-2022*
625,000 consumer accounts
125,000 business accounts

✓ Digital Business Loan Application *2019*
$2B Loan Balances
4,000 Applications

✓ Digital Mortgage Loan Application *2019*
$2.7B Fundings
10,000 Applications

✓ Mobile Positive Pay *2019*
Supporting 50% of Treasury Customers

✓ Small Business and Consumer Digital Account Opening *2016 -2019*
Deposit, Credit Card, and Consumer Loans – 9 out of 10 Customer Satisfaction Score

✓ Deposit Product Simplification *2018-2019*
1.5 Million Accounts - Moving from 500 to 100 Account Types

✓ Relationship Manager Mobile Enablement *2019-2020*

✓ Public Website Relaunch *2018-2019*
3 million visits per month

**DIGITAL TO THE CORE**

Customer Data Hub *2019-2021*
Master Data Management for Systems of Record

✓ Automation Center of Excellence
>200 processes automated

✓ FutureCore Release 1 & 2 *2017-2019*
Consumer, C&I, and CRE Lending Core System Replacement

FutureCore Release 3 *Underway*
Deposit System Replacement

# Oil & Gas (O&G) Credit Quality

*Oil and gas loans account for $2.5 billion or 5% of total loans, excluding PPP Loans*

***All Ratios Exclude PPP Loans***

**Excluding PPP Loans and as of June 30, 2020:**

- Annualized NCOs equaled 0% of loans
- Classified loans equaled 8.8% of loans
- Allowance for credit losses of $151 million or 6.1% of balances
- Approximately 4/5 of 2020 production hedged in the low-$50s (oil) and mid $2s (natural gas)

**Today vs. 2014-2016 downturn:**

- Reduced concentration of energy services (64% decline in balances, 24 percentage point reduction of concentration in the energy portfolio)
- Underwriting on energy services has been much stronger
  - Less leverage
  - Replaced term loans with revolvers
- Sponsor support: private equity has dry powder
- Fewer junior lien or subordinated debt behind Zions' loans going into this cycle



Oil and Gas
Key Credit Quality Ratios
35%
30%
25%
20%
15%
10%
5%
0%
-5%
4Q14
4Q15
4Q16
4Q17
4Q18
2Q19
3Q19
4Q19
1Q20
2Q20
Net Charge-offs / Loans
Classifieds / Loans
Nonperforming Assets / Loans

Note: Net Charge-offs/Loans ratio is annualized for all periods shown.

ZIONS BANCORPORATION

# Oil & Gas Portfolio

## *Significant realignment since downturn*

- Services, which accounted for bulk of charge offs in the last cycle, accounts for 17% of the portfolio versus 42% going into the previous cycle (Dec 2014)
- Using current mix of loans, assuming net loss rates remain the same as the 2015-2018 downturn/recovery, Zions would experience approximately $93 million of loan losses or 3.6%.
- Major differences today vs. then: Stronger individual loan underwriting, but weaker capital markets support
- Futures curve in contango – two-year forward price of oil in low $40s
- Approximately 80% of 2020 production hedged in the low-$50s (oil) and approximately 70% in high $2s (natural gas)
- Allowance for credit losses of $151 million or 5.7% of balances, up from $77 million at December 31, 2019

**Historical Loss Rates (2015Q1 – 2018Q4)**

| Sector | GCOs | Recoveries | NCOs |
|---|---|---|---|
| Services | 11.9% | 2.5% | 9.4% |
| Upstream | 6.1% | 1.5% | 4.6% |
| Other | 1.3% | 0.8% | 0.5% |
| ***Total*** | ***7.6%*** | ***1.8%*** | ***5.8%*** |

**Portfolio Trends**



3,500
3,000
2,500
2,000
1,500
1,000
500
-
Balance ($Millions)
14.0
12.0
10.0
8.0
6.0
4.0
2.0
-
Probability of Default Risk Grade
2014Q4
2015Q4
2016Q4
2017Q4
2018Q4
2019Q4
2020Q1
2020Q2
Balance
WARG
1st Quartile
3rd Quartile

**Distribution of Outstanding Balance by Energy Type**



100%
80%
60%
40%
20%
0%
36%
42%
19%
4%
33%
39%
24%
5%
36%
30%
28%
6%
39%
24%
31%
6%
39%
23%
33%
5%
42%
18%
35%
6%
40%
18%
34%
8%
39%
17%
35%
9%
2014Q4
2015Q4
2016Q4
2017Q4
2018Q4
2019Q4
2020Q1
2020Q2
Downstream
Midstream
Services
Upstream

Oil & Gas portfolio tracked with internal coding. Based on internal data as of 2020Q2.

# GAAP to Non-GAAP Reconciliation

| *(Amounts in millions)* | | 2Q20 | 1Q20 | 4Q19 | 3Q19 | 2Q19 |
|---|---|---|---|---|---|---|
| **Efficiency Ratio** | | | | | | |
| Noninterest expense (GAAP) [(1)] | (a) | $ 430 | $ 408 | $ 472 | $ 415 | $ 424 |
| Adjustments: | | | | | | |
| Severance costs | | - | - | 22 | 2 | 1 |
| Other real estate expense | | - | - | - | (2) | - |
| Debt extinguishment cost | | - | - | - | - | - |
| Amortization of core deposit and other intangibles | | - | - | - | - | - |
| Restructuring costs | | - | 1 | 15 | - | - |
| Pension termination-related expense | | 28 | - | - | - | - |
| Total adjustments | (b) | 28 | 1 | 37 | - | 1 |
| Adjusted noninterest expense (non-GAAP) | (a) - (b) = (c) | 402 | 407 | 435 | 415 | 423 |
| | | | | | | |
| Net Interest Income (GAAP) | (d) | 563 | 548 | 559 | 567 | 569 |
| Fully taxable-equivalent adjustments | (e) | 6 | 7 | 7 | 7 | 7 |
| Taxable-equivalent net interest income (non-GAAP) | (d) + (e) = (f) | 569 | 555 | 566 | 574 | 576 |
| Noninterest income (GAAP) [(1)] | (g) | 117 | 134 | 152 | 146 | 132 |
| Combined income | (f) + (g) = (h) | 686 | 689 | 718 | 720 | 708 |
| Adjustments: | | | | | | |
| Fair value and nonhedge derivative income (loss) | | (12) | (11) | 6 | (6) | (6) |
| Equity securities gains (losses), net | | (4) | (6) | 2 | 2 | (3) |
| Total adjustments | (i) | (16) | (17) | 8 | (4) | (9) |
| Adjusted taxable-equivalent revenue (non-GAAP) | (h) - (i) = (j) | 702 | 706 | 710 | 724 | 717 |
| | | | | | | |
| Pre-provision net revenue (PPNR), as reported | (h) – (a) | $ 256 | $ 281 | $ 246 | $ 305 | $ 284 |
| | | | | | | |
| **Adjusted pre-provision net revenue (PPNR)** | (j) - (c) | **$ 300** | **$ 299** | **$ 275** | **$ 309** | **$ 294** |
| | | | | | | |
| **Efficiency Ratio** [(1)] | **(c) / (j)** | **57.3 %** | **57.7 %** | **61.3 %** | **57.3 %** | **59.0 %** |

# GAAP to Non-GAAP Reconciliation

| *$ In millions except per share amounts* | | **2Q20** | **1Q20** | **4Q19** | **3Q19** | **2Q19** |
|---|---|---|---|---|---|---|
| **Pre-Provision Net Revenue (PPNR)** | | | | | | |
| (a) | **Total noninterest expense** | **$430** | **$408** | **$472** | **$415** | **$424** |
| | LESS adjustments: | | | | | |
| | Severance costs | - | - | 22 | 2 | 1 |
| | Other real estate expense | - | - | - | (2) | - |
| | Restructuring costs | - | 1 | 15 | - | - |
| | Pension termination-related expense | 28 | - | - | - | - |
| (b) | *Total adjustments* | *28* | *1* | *37* | - | *1* |
| (a-b)=(c) | **Adjusted noninterest expense** | **402** | **407** | **435** | **415** | **423** |
| (d) | Net interest income | 563 | 548 | 559 | 567 | 569 |
| (e) | Fully taxable-equivalent adjustments | 6 | 7 | 7 | 7 | 7 |
| (d+e)=(f) | Taxable-equivalent net interest income (TENII) | 569 | 555 | 566 | 574 | 576 |
| (g) | Noninterest Income | 117 | 134 | 152 | 146 | 132 |
| (f+g)=(h) | **Combined Income** | **$686** | **$689** | **$718** | **$720** | **$708** |
| | LESS adjustments: | | | | | |
| | Fair value and nonhedge derivative income (loss) | (12) | (11) | 6 | (6) | (6) |
| | Securities gains (losses), net | (4) | (6) | 2 | 2 | (3) |
| (i) | *Total adjustments* | *(16)* | *(17)* | *8* | *(4)* | *(9)* |
| (h-i)=(j) | **Adjusted revenue** | **$702** | **$706** | **$710** | **$724** | **$717** |
| (j-c) | **Adjusted pre-provision net revenue (PPNR)** | $300 | $299 | $275 | $309 | $294 |
| **Net Earnings Applicable to Common Shareholders (NEAC)** | | | | | | |
| (k) | Net earnings applicable to common | 57 | 6 | 174 | 214 | 189 |
| (l) | Diluted Shares | 164,425 | 172,998 | 178,718 | 181,870 | 189,098 |
| | GAAP Diluted EPS | 0.34 | 0.04 | 0.97 | 1.17 | 0.99 |
| | PLUS Adjustments: | | | | | |
| | Adjustments to noninterest expense | 28 | 1 | 37 | - | 1 |
| | Adjustments to revenue | 16 | 17 | (8) | 4 | 9 |
| | Tax effect for adjustments | (12) | (4) | (11) | (1) | (2) |
| | Preferred stock redemption | - | - | - | - | - |
| (m) | Total adjustments | 32 | 14 | 18 | 3 | 8 |
| (k+m)=(n) | **Adjusted net earnings applicable to common (NEAC)** | **89** | **20** | **192** | **217** | **197** |
| (n)/(l) | Adjusted EPS | 0.54 | 0.12 | 1.07 | 1.19 | 1.04 |
| (o) | Average assets | 75,914 | 70,205 | 69,575 | 70,252 | 69,855 |
| (p) | Average tangible common equity | 6,016 | 5,910 | 5,852 | 5,988 | 5,974 |
| **Profitability** | | | | | | |
| (n)/(o) | Adjusted Return on Assets (annualized) | 0.47% | 0.11% | 1.09% | 1.23% | 1.13% |
| (n)/(p) | Adjusted Return on Tangible Common Equity (annualized) | 5.9% | 1.4% | 13.0% | 14.4% | 13.1% |
| (c)/(j) | Efficiency Ratio | 57.3% | 57.7% | 61.3% | 57.3% | 59.0% |